Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
April 13, 2016
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Melissa Rocha

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2015
Filed January 22, 2016
File No. 1-11749

Ladies and Gentlemen:
The following are the responses of Lennar Corporation (“Lennar”) to the comment contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 30, 2016, regarding the above referenced Form 10-K. For your convenience, the Staff’s comment precedes each response in this letter.
Form 10-K for the fiscal year ended November 30, 2015
Rialto-Investments in Unconsolidated Entities, page 58
We note your response to our comment 2 from our letter dated March 1, 2016. In order to better understand the Company’s conclusion that the awards issued under the Carried Interest Plan are considered equity awards under ASC 718, please expand on your response to describe the substantive terms of the awards issued under the Carried Interest Plan and why an evaluation of those terms would not result in liability classification per the guidance under ASC 718-10-25-6 through ASC 718-10-25-19. In providing your response, please tell us how you considered that the awards entitle employees up to 40% of the distributions received by the Carried Interest Entity in your evaluation. In that regard, it would appear that the holders are entitled to the cash from the Carried Interest Distributions received from the funds and assigned by Rialto. Furthermore, given that it appears that the Carried Interest Plan will continue to be a method of providing additional compensation to employees assisting in managing the funds in your Rialto segment, the accounting for the Plan may become material to that segment and important for investors. As such, please confirm that you will expand your disclosures in your Critical Accounting Estimates section to disclose how the Company is accounting for the Carried Interest Plan including that expense recognition would precede the timing of the revenue recognized related to the underlying Carried Interest distributions; to the extent material or becomes material in that segment.
Response
Rialto may assign its right to receive carried interest payments from a Fund to a limited liability company (a “Carried Interest Entity”), which is controlled and consolidated by Rialto. During 2015, Rialto adopted a Carried Interest Incentive Plan (the "Plan"), under which Rialto may issue up to 40 percent of the equity units in the respective Carried Interest Entities to members of management and employees of the Company and its subsidiaries (“participating employees”) who are involved in the management of the investment funds.
In our determination that the award represents a substantive class of equity and therefore scoped into the provisions of ASC 718, we focused on the substantive terms of the awards and considered the following factors as described below:

•	The units granted under the Plan are considered a legal form of equity. Once vested, they result in ownership interest in the respective Carried Interest Entities.

•
The unit holders participate in all distributions made by the Carried Interest Entities and realize value commensurate with holding a residual interest in substantive entities, including upon liquidation. These distribution rights provided by the terms of the units indicate that the units are equity interests held by the holders of the units. The value of the units is derived from changes in the value of the respective Carried Interest Entities (based on their profitability and operations). The holders of the units are not protected in any way from downside risk, whether through a put option or redemption feature nor are the units subject to a fixed guaranteed return.

•
Vested units may be transferred, provided that such vested units are transferred in accordance with the customary terms in the applicable limited liability company agreement governing the respective Carried Interest Entity.

•	Consideration of the equity units is received in the form of services.

•
While the unit holders are not required to make any capital contributions, this does not preclude the units from being considered a substantive class of equity as this is not unique to share-based payment arrangements with employees.

•
The units settle as equity in the respective Carried Interest Entities and not in cash (there are no cash settlement provisions included in the terms of the units issued other than the contingent repurchase feature described below).

•	As holders of the settled units, the unit holders are entitled to their proportionate share of cash distributions made by the Carried Interest Entities as equity members of the entities.

•
The units issued under the Plan do not entitle the holders to voting rights; however, the lack of voting rights does not preclude the units from being considered a substantive class of equity as it is not uncommon for different classes of equity to have different voting rights.

•
Holders of the units are subject to the terms and conditions of the limited liability company agreement of the applicable Carried Interest Entity including the terms related to liquidations and returns of such Entity’s net assets. There are three ownership classes of units, two of which have been issued under the Plan and have no voting rights. The other class of units, retained by Rialto, has voting rights. All classes of units entitle the holder to receive distributions in proportion to their respective ownership percentage.

•
Vested units are retained by the participating employees upon termination of employment. The ability to receive distributions and realize value from the Carried Interest Entities is not limited to just receiving a share of profits while employed. The Carried Interest Entity has the option to purchase all the vested units that the participant holds on the day the participant’s employment terminates at fair market value. This option is common for share-based payment arrangement with employees (particularly when the underlying equity is not public) and because the repurchase feature is at fair value, the realization of value is still tied to a residual interest.
Based on our evaluation of the terms of the units issued as documented above, we determined that the awards issued under the Plan are considered a substantive class of equity accounted for under ASC 718. Furthermore, the awards do not meet any of the conditions that would require liability classification per ASC 718-10-25-6 through ASC 718-10-25-19 as described below:

1.
An award with conditions or other features that are indexed to something other than a market, performance, or service condition. The units are not indexed to a factor that is not a market, performance or service condition.

2.
An award that meets certain criteria of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). ASC 480 provides guidance for determining whether certain freestanding financial instruments are classified as liabilities and generally excludes stock-based compensation from its scope. The units do not represent mandatorily redeemable financial instruments, obligations to repurchase equity shares, or obligations to issue a variable number of shares as described in ASC 480.

3.
A share award with a repurchase feature that permits an employee to avoid the risks and rewards normally associated with stock ownership by allowing the employee to put shares to the company within six months after the employee vests in the shares or a share award where it is probable that the employer would prevent the employee from bearing the risks and rewards that are normally associated with stock ownership within six months after share issuance. The repurchase right associated with the units does not prevent the participating employee from bearing the risks and rewards that are normally associated with stock ownership as it may not be executed upon termination unless such awards have been vested for at least six months and one day.

4.
An option or similar instrument that could require the employer to pay employee cash or other assets, unless cash settlement is based on a contingent event that is (a) not probable and (b) outside the control of the employee. The units are not options or similar instruments. Rather, the repurchase right associated with the units are evaluated above (under #3).

5.	An option or similar instrument where the underlying stock is classified as a liability. The units are not options or similar instruments.

6.
Awards that are substantive liabilities and awards for which the employer can choose the method of settlement but does not have the intent or ability to settle with shares. The units are not substantive liabilities as there is an intent and ability to settle the awards with units, and there is no past practice to indicate otherwise.

We will continue to disclose that Rialto may distribute to participating employees equity units in Carried Interest Entities, which are controlled and consolidated by Rialto, and that the equity units entitle the holders to participate in distributions made by the respective Carried Interest Entities. To the extent the compensation expense related to the Plan is material or becomes material to the Rialto segment, we will expand our disclosures in our Critical Accounting Estimates section to disclose how the Company is accounting for the Plan including that the expense recognition would precede the timing of the revenue recognized related to the underlying carried interest distributions.

If you have any questions regarding the above, please contact the undersigned at (305) 229-6584.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Ameen Hamady

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